UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-33731

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Methode Electronics, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Methode Electronics, Inc.

8750 West Bryn Mawr Avenue, Suite 1000

Chicago, IL 60631-3518

Financial Statements and

supplemental schedule

Methode Electronics, Inc. 401(k) Savings Plan

Years Ended December 31, 2024 and 2023

Methode Electronics, Inc.

401(k) Savings Plan

Financial Statements and

Supplemental Schedule

Years Ended December 31, 2024 and 2023

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	11

Exhibit

23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Administration Committee and Participants

Methode Electronics, Inc.

401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Methode Electronics, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023 and the changes in net assets available for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also include evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underling accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Sassetti LLC

We have served as the Plan’s auditor since 2005.

June 27, 2025

Oak Brook, Illinois

Methode Electronics, Inc.

401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets
Investments, at fair value:
Mutual funds	$76,481,637	$75,350,233
Methode common stock fund	2,675,553	2,424,416
Total investments, at fair value	79,157,190	77,774,649
Investments, at contract value	13,419,433	14,671,116
Total investments	92,576,623	92,445,765

Receivables:
Notes receivable from participants	652,016	656,878

Total assets	93,228,639	93,102,643

Liabilities

Total liabilities	—	—

Net assets available for benefits	$93,228,639	$93,102,643

The accompanying notes are an integral part of these financial statements.

Methode Electronics, Inc.

401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2024	2023
Additions:
Additions to net assets attributed to:
Investment Income:
Interest and dividends	$4,622,127	$3,365,554
Net appreciation in fair value of investments	5,504,295	7,241,716
Total investment gain	10,126,422	10,607,270

Contributions:
Participants	3,275,119	3,336,959
Employer	1,296,086	1,192,386
Rollovers	520,993	35,106
Total contributions	5,092,198	4,564,451
Total additions	15,218,620	15,171,721

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	15,020,028	7,862,039
Administrative expenses	72,596	78,068
Total deductions	15,092,624	7,940,107
Net increase	125,996	7,231,614
Net assets available for benefits:
Beginning of year	93,102,643	85,871,029
End of year	$93,228,639	$93,102,643

The accompanying notes are an integral part of these financial statements.

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Methode Electronics, Inc. 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement or Summary Plan Description (SPD) for a more complete description of the Plan’s provisions. Copies of the SPD are available from Methode Electronics, Inc.

General

The Plan is a defined-contribution plan established to provide additional retirement and other benefits for eligible employees, to enable eligible employees, through systematic savings, to accumulate funds on a tax-advantageous basis, and to provide a vehicle through which the plan sponsor, Methode Electronics, Inc. and its subsidiaries (the Company), can attract and retain qualified employees.

Participation

Participation in the Methode Electronics, Inc. 401(k) Savings Plan begins on the employee’s hire date and is accomplished through an automatic enrollment process. The participant is automatically enrolled to contribute 3% of their eligible wages into the American Balanced Fund, the Plan’s Qualified Default Investment Alternative, on a pre-tax basis unless they elect to opt-out on contributing to the Plan all together or elect to make their own investment election.

Contributions

Participants may elect to contribute a minimum of 1% of their annual compensation (as defined in the Plan) pre-tax, after-tax Roth 401(k) or any combination, up to the maximum annual dollar limit allowable by the Internal Revenue Service (IRS).

The Company contributes to the Plan, on behalf of each participant, a “safe-harbor” non-elective contribution of 3% of each participant’s eligible compensation (as defined by the Plan), subject to the IRS maximum amount, for the portion of the Plan year in which the employee was a participant in the Plan.

Participants may direct contributions into various investment options offered by the Plan.

Participant Withdrawals

Withdrawals are permitted in the event of termination of employment, disability, death, retirement, attainment of age 59 1/2, or financial hardship. A financial hardship withdrawal is currently permitted by the IRS for certain authorized purposes with the approval by the 401(k) Plan Administrator. Such withdrawals must be approved by the 401(k) Plan Administrator. Withdrawals prior to the attainment of age 59 1/2 may be subject to an additional 10% tax penalty.

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements

Vesting

Participants are immediately vested in Company contributions, their contributions, and actual earnings (losses) thereon.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance from their fund accounts. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Participant loans are measured at their unpaid principal balance. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

The shares of mutual funds and the Methode Electronics Common Stock Fund are reported at fair value. See note 4 for discussion of fair value measurements.

Purchases and sales are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Under generally accepted accounting principles, the following fixed income investments qualify as fully benefit responsive investments and are reported at contract value:

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements

The General Account contract value is determined by Empower Annuity Insurance Company of America (EAICA). The contract value represents contributions made, plus interest at the contract rate, less funds used to pay participants’ benefits. The Plan does not allow for new investment in this contract. There are significant penalties if the entire contract were prematurely terminated. The interest guarantee is based on EAICA's ability to meet its financial obligations from its general assets.

The General Account contract had an average yield (annualized) and a crediting interest rate of 3.00% for each of the years ended December 31, 2024 and 2023. The crediting interest rate is set at the beginning of the calendar year and is periodically reviewed for adjustment. The balance in this annuity contract was $350,105 and $375,207 as of December 31, 2024 and 2023, respectively.

The Lincoln Stable Value Account is a fixed group annuity issued by The Lincoln National Life Insurance Company. Contract value is the relevant measure attributed to that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract.

The Lincoln contract had an average yield of 2.25% and 2.05% (annualized) for the years ended December 31, 2024 and 2023, respectively with a guaranteed minimum interest rate of 1.00%. At December 31, 2024 and 2023 the crediting interest rate was 2.30% and 2.10%, respectively. The balance in the Lincoln stable value account was $13,069,328 and $14,295,909 as of December 31, 2024 and 2023, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Administrative Expenses

Participant fees are charged to all participants’ account balances for the operational costs of the Plan. Participants paid 7 basis points annually for each of the years ended December 31, 2024 and 2023.

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The Plan’s investment income by type (including interest, dividends, investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Years Ended December 31,
	2024	2023
Fixed income	$310,430	$319,290
Mutual funds	10,850,828	11,802,352
Common stock fund	(1,034,836)	(1,514,372)
	$10,126,422	$10,607,270

4. Fair Value Measurements

Accounting Standards Codification Topic 820 (ASC 820) defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities they are required to be recorded at their fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The standard establishes three levels of inputs that may be used to measure fair value:

-
Level 1: quoted prices in active markets for identical assets or liabilities;
-
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities ; or
-
Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements

The Plan’s valuation methodologies used for measuring the fair values are as follows:

Mutual funds: valued at quoted market price, which represent the estimated fair value of the shares held in such funds.

Methode Electronics, Inc. Common Stock Fund: the fund invests primarily in Methode Electronics, Inc. common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (MEI) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices.

There have been no changes in these methodologies used at December 31, 2024 or 2023.

The following summarizes investments by classification and method of valuation for the year ended December 31, 2024:

	2024
	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual Funds	$76,481,637	$—	$—	$76,481,637

Methode Common Stock Fund	2,675,553	—	—	2,675,553

Total Investments, at fair value	$79,157,190	$—	$—	$79,157,190

The following summarizes investments by classification and method of valuation for the year ended December 31, 2023:

	2023
	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual Funds	$75,350,233	$—	$—	$75,350,233

Methode Common Stock Fund	2,424,416	—	—	2,424,416

Total Investments, at fair value	$77,774,649	$—	$—	$77,774,649

5. Income Tax Status

The Plan has received a determination letter from the IRS dated June 30, 2020, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Although the Plan has been amended since receiving the determination letter, the Plan

Methode Electronics, Inc.

401(k) Savings Plan

Notes to Financial Statements

administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or Department of Labor. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2021.

6. Related Party Transactions

Lincoln Financial Group, the Plan’s record keeper, is an affiliate of the Lincoln National Life Insurance Company, which the Plan has an insurance investment contract. The Plan also invests in Methode Electronics, Inc. Common Stock. These transactions qualify as related party and party-in-interest transactions.

Lincoln Financial Group provides certain administrative services to the Plan pursuant to a Recordkeeping Services Agreement (RSA) between the Company and Lincoln.

At December 31, 2024 and 2023 the Plan held 212,691 and 103,959 shares, respectively, of common stock of the Company, the sponsoring employer.

Supplemental Schedule

Methode Electronics, Inc.

401(k) Savings Plan

Schedule H, Part IV, Line 4i - Schedule of Assets

(Held at End of Year)

EIN #36-2090085 Plan #002

December 31, 2024

(a.)	(b.)	(c.)		(d.)	(e.)
			Shares
		Description of	or		Current
	Identity of Issue	Investment	Units	Cost	Value
	Mutual funds
	The American Funds Group	American Balanced Fund	261,444	**	$8,980,588
		American Mutual Fund	147,920	**	8,163,723
		Europacific Growth Fund	73,425	**	3,944,414
		Growth Fund of America	197,123	**	14,695,511
		New Economy Fund	57,479	**	3,547,030
	Delaware Investments	Delaware Diversified Income	857,531	**	6,482,933
	Ivy	Ivy Mid Cap Growth I	117,709	**	3,506,555
	Vanguard	Total Stock Market Index	69,223	**	9,763,967
		FTSE All-World ex US Index Inv	85,350	**	3,044,423
		Vanguard Mid Cap Index Fund	3,229	**	1,055,389
		Vanguard Small Cap Index Fund	4,426	**	509,730
	Dimensional Fund Advisors	Small Cap Value Inst	49,264	**	2,410,475
	T. Rowe Price	Dividend Growth Adv	77,142	**	5,926,018
	TIAA - CREF	Institutional Bond	492,899	**	4,450,881
	Common stock fund
*	Methode Electronics, Inc.	Methode Electronics, Inc.
		Common Stock	212,691	**	2,675,553
	Total investments at fair value				79,157,190

	Investments at contract value
	Empower Annuity Insurance Company of America	Group Annuity Contract	350,105	**	350,105
*	Lincoln Financial Group	Lincoln Stable Value Fund	10,783,022	**	13,069,328
	Total investments at contract value				13,419,433

	Total investments				92,576,623
*	Participant loans	Interest rate - 4.25% - 9.50%		-0-	652,016
					$93,228,639
*Party in interest.
**Cost information is not required for participant directed investments and participant loans and, therefore, is not included.

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

METHODE ELECTRONICS, INC.

Date: June 27, 2025	By:	/s/ AMIT N. PATEL
Amit N. Patel
Chief Accounting Officer